UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 20)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
                    AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            Prime Group Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

                      Common Shares of Beneficial Interest,
                            par value $0.01 per share
                            -------------------------
                         (Title of Class of Securities)

                                    74158J103
                                    ---------
                                 (CUSIP Number)

                                  Joseph Macnow
                              Vornado Realty Trust
                               888 Seventh Avenue
                            New York, New York 10019
                                 (212) 894-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 With a copy to:
                                William G. Farrar
                                 Alan Sinsheimer
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

                                February 10, 2004
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 2 OF 9 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty Trust
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      22-1657560
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Maryland
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    3,972,447
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,972,447
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (real estate investment trust)


                                    -2 of 9-

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 3 OF 9 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado Realty L.P.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
      13-3925979
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS
      WC

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    3,972,447
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,972,447
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN


                                    -3 of 9-

--------------------                                       ---------------------
CUSIP NO. 74158J103                                            PAGE 4 OF 9 PAGES
--------------------                                       ---------------------
--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON: Vornado PS, L.L.C.
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)  [X]
                                                                     (b)  [ ]
--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS:
      AF
--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
  NUMBER OF         0
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   SHARED VOTING POWER
  OWNED BY          3,972,447
    EACH       -----------------------------------------------------------------
 REPORTING     9.   SOLE DISPOSITIVE POWER
   PERSON           0
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    3,972,447
--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON
      3,972,447
--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [ ]
--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      16.8% as calculated in accordance with Rule 13d-3(d)(1)
--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      OO (limited liability company)


                                    -4 of 9-

                        AMENDMENT NO. 20 TO SCHEDULE 13D
             RELATING TO THE COMMON SHARES OF BENEFICIAL INTEREST OF
                            PRIME GROUP REALTY TRUST

         Vornado Realty Trust ("Vornado"), Vornado Realty L.P. (the "Operating Partnership") and Vornado PS, L.L.C. ("Vornado PS" and, collectively with Vornado and the Operating Partnership, the "Reporting Persons") hereby amend their Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer"). This Amendment No. 20 to Schedule 13D filed on February 11, 2004 ("Amendment No. 20") should be read in conjunction with the Statement on Schedule 13D of the Reporting Persons filed on November 2, 2001 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D of the Reporting Persons filed on November 20, 2001, by Amendment No. 2 to Schedule 13D of the Reporting Persons filed on December 19, 2001, by Amendment No. 3 to Schedule 13D of the Reporting Persons filed on December 21, 2001, by Amendment No. 4 to Schedule 13D of the Reporting Persons filed on December 27, 2001, by Amendment No. 5 to Schedule 13D of the Reporting Persons filed on January 15, 2002, by Amendment No. 6 to
Schedule 13D of the Reporting Persons filed on January 31, 2002, by Amendment No. 7 to Schedule 13D of the Reporting Persons filed on February 7, 2002, by Amendment No. 8 to Schedule 13D of the Reporting Persons filed on February 20, 2002, by Amendment No. 9 to Schedule 13D of the Reporting Persons filed on March 29, 2002, by Amendment No. 10 to Schedule 13D of the Reporting Persons filed on April 17, 2002, by Amendment No. 11 to Schedule 13D of the Reporting Persons filed on April 19, 2002, by Amendment No. 12 to Schedule 13D of the Reporting Persons filed on May 1, 2002, by Amendment No. 13 to Schedule 13D of the Reporting Persons filed on May 14, 2002, by Amendment No. 14 to Schedule 13D of the Reporting Persons filed on July 3, 2002, by Amendment No. 15 to Schedule 13D of the Reporting Persons filed on December 23, 2002, by Amendment No. 16 to
Schedule 13D of the Reporting Persons filed on May 27, 2003, by Amendment No. 17 to Schedule 13D of the Reporting Persons filed on June 13, 2003, by Amendment No. 18 to Schedule 13D of the Reporting Persons filed on June 18, 2003 and by Amendment No. 19 to Schedule 13D of the Reporting Persons filed on July 30, 2003 (as so amended, the "Schedule 13D"). This Amendment No. 20 amends the Schedule 13D only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Initial Schedule 13D.

         Pursuant to Rule 13d-4 under the Exchange Act, each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any Common Shares.

         Any disclosures made herein with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry.

Item 2.  Identity and Background.

Item 2 is hereby amended solely to replace Schedule I, previously a part of this
Schedule 13D, with Schedule I attached to this Amendment No. 20 and to


                                    -5 of 9-
replace those responses to Item 2 of Schedule 13D that referenced Schedule I with the statements below.

         (a), (f) The name and citizenship of each Trustee and executive officer of Vornado are set forth in Schedule I hereto and are incorporated herein by reference.

         (b) The principal business address of each Trustee and executive officer of Vornado is set forth in Schedule I hereto and incorporated herein by reference.

         (c) The present principal occupation or employment of each Trustee and executive officer of Vornado and the name, principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and incorporated herein by reference.

         (d), (e) During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on
Schedule I hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4.  Purpose of the Transaction.

Item 4 is hereby amended by adding the following paragraphs at the end thereof:

         On February 10, 2004, Vornado PS transmitted written notice to the Issuer pursuant to Section 3 of the Registration Rights Agreement requesting that the Issuer register for resale under the Securities Act of 1933 all 3,972,447 Common Shares held by Vornado PS. The proposed plan of distribution provides for possible sales of Common Shares from time to time under a wide variety of different methods.

Item 5. Interest in Securities of the Issuer.

         No transactions in the Common Shares were effected by the Reporting Persons during the past 60 days, the date of execution of the Reporting Persons' most recent filing, except to the extent that such transactions may be deemed to have occurred as described in Item 4.

Item 7. Material to be Filed in English

         1. Letter, dated February 10, 2004, requesting registration of Common Shares.


                                    -6 of 9-

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this amendment to Schedule 13D is true, complete and correct.

Dated: February 13, 2004

                                            VORNADO REALTY TRUST


                                            By: /s/ Joseph Macnow
                                               ---------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance
                                                      and Administration,
                                                      Chief Financial
                                                      Officer


                                            VORNADO REALTY L.P.

                                            By: VORNADO REALTY TRUST,
                                                its general partner


                                            By: /s/ Joseph Macnow
                                               ---------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance
                                                      and Administration,
                                                      Chief Financial
                                                      Officer


                                            VORNADO PS, L.L.C.

                                            By: VORNADO REALTY L.P.,
                                                its sole member

                                            By: VORNADO REALTY TRUST,
                                                its general partner


                                            By: /s/ Joseph Macnow
                                               ---------------------------------
                                               Name: Joseph Macnow
                                               Title: Executive Vice
                                                      President-Finance
                                                      and Administration,
                                                      Chief Financial
                                                      Officer



                                    -7 of 9-

                                   SCHEDULE I

Name*                         Present Principal Occupation or Employment
----                          ------------------------------------------

Steven Roth                   Chairman of the Board and Chief Executive Officer
                              of Vornado.

Michael D. Fascitelli         President and a Trustee of Vornado.

Robert P. Kogod               Trustee of Archstone-Smith Trust.
(Trustee of Vornado)

David Mandelbaum              A member of the law firm of Mandelbaum &
(Trustee of Vornado)          Mandelbaum, P.C., 80 Main Street, West Orange, New
                              Jersey 07052.

Stanley Simon                 Owner of Stanley Simon and Associates, management
(Trustee of Vornado)          and financial consultants, 70 Pine Street, Room
                              3301, New York, New York 10270.

Robert H. Smith               Trustee and Chairman of Charles E. Smith
                              Commercial Realty Division of Vornado; Trustee of
                              Archstone-Smith Trust.

Ronald Targan                 President of Malt Products Corporation of New
(Trustee of Vornado)          Jersey, a producer of malt syrup; principal
                              business address: Malt Products Corporation of New
                              Jersey, 88 Market Street, Saddle Brook, New Jersey
                              07663.

Richard West                  Director or Trustee of Vornado, Vornado Operating
(Trustee of Vornado)          Company, Alexander's Inc., Bowne & Co., Inc. and
                              various investment companies managed by Merrill
                              Lynch Asset Management, Inc. or Hotchkis and
                              Wiley, both affiliates of Merrill Lynch & Co.


Russell B. Wight, Jr.         Trustee; A general partner of Interstate
(Trustee of Vornado)          Properties (real estate and related investments).

David R. Greenbaum            Chief Executive Officer of the New York Office
                              Division of Vornado.

Joseph Macnow                 Executive Vice President-Finance and
                              Administration and Chief Financial Officer of
                              Vornado.

Melvyn Blum                   Executive Vice President - Development Division of
                              Vornado.


                                    -8 of 9-

         *Unless otherwise indicated above, the business address of each person listed above is: c/o Vornado Realty Trust, 888 Seventh Avenue, New York, New York 10019. All of the Trustees and executive officers of Vornado are citizens of the United States of America.








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